Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 3, 2026

Relating to Preliminary Prospectus dated November 3, 2026

Registration Statement No. 333-285908

This free writing prospectus should be read together with the issuer’s registration statement on Form F-3 (File No. 333-285908) (including the prospectus therein), as amended.

MediWound Announces $15 Million Bought Deal Offering of Ordinary

Shares

YAVNE, Israel, November 3, 2026 (GLOBE NEWSWIRE) — MediWound Ltd. (Nasdaq: MDWD) (“MediWound”), a global leader in next-generation enzymatic therapeutics for tissue repair, today announced that it has entered into an underwriting agreement with H.C. Wainwright & Co., LLC under which the underwriter has agreed to purchase on a firm commitment basis 1,200,000 ordinary shares of MediWound, at a price to the public of $12.50 per ordinary share, less underwriting discounts and commissions. The closing of the offering is expected to occur on or about November 5, 2026, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

MediWound also has granted to the underwriter a 30-day option to purchase up to an additional 180,000 ordinary shares at the public offering price, less underwriting discounts and commissions. The gross proceeds to MediWound, before deducting underwriting discounts and commissions and offering expenses and assuming no exercise of the underwriter’s option to purchase additional ordinary shares, are expected to be approximately $15 million.

MediWound intends to use the net proceeds from the offering for working capital and general corporate purposes.

The ordinary shares are being offered by MediWound pursuant to a shelf registration statement on Form F-3 (File No. 333-285908) originally filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2025 and declared effective by the SEC on March 27, 2025. The offering of the ordinary shares is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement and accompanying prospectus relating to, and describing the terms of, the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the preliminary prospectus supplement and accompanying prospectus and the final prospectus supplement and accompanying prospectus may also be obtained, when available, by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is a global leader in next-generation enzymatic therapeutics for tissue repair. The company’s FDA-approved biologic, NexoBrid®, is indicated for the enzymatic removal of eschar in thermal burns and is marketed in the United States, the European Union, Japan, and additional international markets. MediWound’s late-stage development candidate, EscharEx®, is an investigational therapy for the debridement of chronic wounds, with the potential to become a new standard of care in wound management.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release. These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the completion of the public offering, the satisfaction of customary closing conditions related to the public offering, the expected gross proceeds from the public offering and the intended use of net proceeds from the public offering, as well as the commercial potential of our products and product candidates. Among the factors that may cause results to be materially different from those stated herein are risks and uncertainties associated with market and other conditions; the risk that the public offering may not be completed on the anticipated terms or at all; the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the review and approval of regulatory submissions by the FDA, the European Medicines Agency or any other regulatory authority; our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; market acceptance of our products and product candidates; competition risks; and the need for additional financing.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 5, 2026, under the heading "Risk Factors" in the preliminary prospectus supplement and accompanying prospectus relating to the offering, and other filings with the SEC from time to time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound does not undertake, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in its views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts:
Hani Luxenburg Chief Financial Officer MediWound Ltd. ir@mediwound.com	Daniel Ferry Managing Director LifeSci Advisors, LLC daniel@lifesciadvisors.com